Exhibit 99.1

SECOND AMENDING AGREEMENT

THIS AGREEMENT is made as of May 7, 2009

BETWEEN:

BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the “Borrower”),

OF THE FIRST PART,

- and -

THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA), UNION BANK, CANADA BRANCH, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA, THE BANK OF NOVA SCOTIA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH) and CANADIAN IMPERIAL BANK OF COMMERCE (hereinafter referred to collectively as the “Lenders” and individually as a “Lender”),

OF THE SECOND PART,

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”),

OF THE THIRD PART.

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.      Interpretation

1.1.           In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this agreement, as amended, modified, supplemented or restated from time to time.

“Credit Agreement” means the amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007, between the Borrower, the Lenders and the Agent, as amended by the first amending agreement made as of June 4, 2008.

1.2.           Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.

1.3.           The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4.           This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5.           The following Schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Lenders and Commitments

Schedule B – Form of Confirmation of Guarantee and Security.

2.      Amendments and Supplements

2.1.           Extension of the Syndicated Facility Maturity Date and the Operating Facility Maturity Date.  Each of the Syndicated Facility Maturity Date and the Operating Facility Maturity Date is hereby extended to June 30, 2010.

2.2.           Increase in Syndicated Facility. The existing definition of “Syndicated Facility” contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete “Cdn.$460,000,000” where it appears in the second line thereof and to substitute therefor the amount of “Cdn.$490,000,000”.  The parties hereto hereby confirm and agree that the maximum principal amount of the Syndicated Facility is hereby increased to Cdn.$490,000,000 from Cdn.$460,000,000.

2.3.           New Schedule A; Revised Syndicated Facility Commitments.  Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto, inter alia, to reflect the new Syndicated Facility Commitments of certain Lenders to the amount set forth opposite their names on such new Schedule A.

2.4.           Increase in Pricing.  The definition of “Applicable Pricing Rate” contained in Section 1.1 of the Credit Agreement is hereby amended to delete the chart contained therein in its entirety and to substitute the following chart therefor:

Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on LIBOR Loans, Acceptance Fees for Bankers’ Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Credit Facility
less than 1.0:1.0	1.50% per annum	2.50% per annum	0.65% per annum
equal to or greater than 1.0:1.0 and less than 1.5:1.0	1.75% per annum	2.75% per annum	0.70% per annum
equal to or greater than 1.5:1.0 and less than 2.0:1.0	2.00% per annum	3.00% per annum	0.75% per annum
equal to or greater than 2.0:1.0 and less than 2.5:1.0	2.50% per annum	3.50% per annum	0.875% per annum
equal to or greater than 2.5:1.0	3.00% per annum	4.00% per annum	1.00% per annum
[*Notice to Reader:  the Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans, the Margin on LIBOR Loans, Acceptance Fees for Bankers' Acceptances and Issuance Fees for Letters of Credit and Standby Fee on each Credit Facility have been marked to be unreadable]

2.5.           Increase in Borrowing Base.  The Lenders hereby confirm and agree that as of the date hereof the Borrowing Base has been determined to be Cdn.$515,000,000.

2.6.           Potential Decrease in Borrowing Base.  The parties hereto hereby agree that in the event that the 9⅝% Subordinated Notes are not fully repaid, redeemed or purchased for cancellation (including, without limitation, all outstanding principal and interest thereunder and all other obligations in connection therewith):

(a)	with the net proceeds from an issue of equity, Convertible Debentures or warrants by Baytex Trust (and which, for certainty, may not include any issuance of Debt);

(b)	with the net cash on hand acquired as a result of an acquisition transaction permitted under the Credit Agreement;

(c)	with the net proceeds of the issue of Approved Senior Unsecured Notes or Subordinated Debt referenced in subparagraph (d) of the definition thereof;

(d)
with the aggregate net payments to the Borrower received as a result of the unwinding of any Commodity Agreements or other Financial Instruments which unwinding, in each case, constitutes a Permitted Disposition; or

(e)	with any combination of the foregoing,

on or before March 31, 2010, the Borrowing Base shall be reduced as of March 31, 2010, dollar for dollar, by the Equivalent Amount of the outstanding amounts owing by the Borrower under or in connection with the 9⅝% Subordinated Notes (including, without limitation, all outstanding principal and interest thereunder and all other obligations in connection therewith) until such time as the 9⅝% Subordinated Notes are so repaid, redeemed or purchased for cancellation.

2.7.           Increase in Overdraft Limit.  Section 2.2(2) of the Credit Agreement is hereby amended to delete “Cdn.$10,000,000” from the tenth line thereof and to substitute therefor “Cdn.$20,000,000”.

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2.8.           Additional Permitted Drawdowns.  Section 2.3 of the Credit Agreement is hereby amended to add the following new provision at the end of the existing Section 2.3:

“Notwithstanding any other provision of this Section 2.3, the Borrower may make up to three (3) Drawdowns where the proceeds of such Drawdowns are used to repay, redeem or purchase for cancellation the 10½% Subordinated Notes or the 9⅝% Subordinated Notes, provided:

(i)
the Borrower had previously made a repayment of Loans and Obligations using: (A) the net proceeds from an issue of equity, Convertible Debentures or warrants by Baytex Trust (and which, for certainty, may not include any issuance of Debt); (B) the net cash on hand acquired as a result of an acquisition transaction not prohibited hereunder; or (C) the aggregate net payments to the Borrower received as a result of the unwinding of any Commodity Agreements or other Financial Instruments which unwinding constitutes, in each case, a Permitted Disposition (collectively, the “Proceeds”), and the Repayment Notice(s) relating thereto specified that such repayments were to be temporary repayments and would be reborrowed on or before March 31, 2010 for the purpose of repaying, redeeming or purchasing for cancellation the 10½% Subordinated Notes or the 9⅝% Subordinated Notes, as applicable;

(ii)	the aggregate amount of such Drawdowns is equal to or less than the amount of the Proceeds and does not exceed the maximum amount available under the Credit Facilities;

(iii)
the Drawdown Notice(s) in connection with such Drawdowns (together with directions to pay the applicable trustee or holders of the 10½% Subordinated Notes or the 9⅝% Subordinated Notes, as applicable) shall request the Drawdowns to be completed no later than March 31, 2010; and

(iv)
during the period from the first date of the receipt by the Agent of Proceeds until all such Proceeds have been reborrowed for the foregoing purposes, the Outstanding Principal shall not exceed the difference of the then Borrowing Base less the amount of the Proceeds which have yet to be reborrowed.”.

2.9.           Definition of “Baytex Hungary”.  Section 1.1(1) of the Credit Agreement is hereby amended to add the following new definition of “Baytex Hungary” immediately after the existing definition of “Banking Day”:

““Baytex Hungary” means BEL Likviditás Menedzxment Kft.”.

2.10.         Definition of “Hungary Parent Loans”.  Section 1.1(1) of the Credit Agreement is hereby amended to add the following new definition of “Hungary Parent Loans” immediately after the existing definition of “Hedging Affiliate”:

““Hungary Parent Loans” means unsecured loans made by Baytex Hungary to the Borrower in an amount, in the aggregate, not to exceed Cdn.$5,000,000 (or the equivalent amount thereof in any other currency) at any time.”.

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2.11.         Investments in Baytex Hungary.  The text of Section 10.2(f) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

“Except for Investments by the Borrower in Baytex Hungary, the Borrower shall not, nor shall it permit Baytex Trust or any Subsidiary thereof to, make Investments in excess, in the aggregate in any calendar year, of Cdn.$5,000,000 in or relating to (i) P&NG Rights which are not located in the Western Canadian Sedimentary Basin or the United States of America, or (ii) any person (A) whose property, assets or undertakings are not principally located in the United States of America or the Provinces of Alberta, British Columbia, Saskatchewan or Manitoba or the Yukon Territory or the Northwest Territories or (B) whose business is other than the exploration, development and production of Petroleum Substances from P&NG Rights located in the Western Canadian Sedimentary Basin or the United States of America.”.

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2.12.        Baytex Hungary not to Provide Security.  The parties hereto agree that, notwithstanding any provision of the Credit Agreement, including the definition of “Security” and Article 11 of the Credit Agreement, Baytex Hungary shall not be required to provide Security to the Agent, the Lenders and the Hedging Affiliates.  For certainty, the assets of Baytex Hungary shall be included in the determination of the consolidated assets of Baytex Trust for the purposes of Section 11.1(4) of the Credit Agreement.

2.13.         Definition of Material Subsidiary. The definition of “Material Subsidiary” contained in Section 1.1(1) of the Credit Agreement is hereby amended to add “, Baytex Hungary” immediately after the words “the Borrower” contained in the proviso thereto.

2.14.         Baytex Hungary Covenants.  The Credit Agreement is hereby amended to add the following new Section 10.2.1 immediately after the existing Section 10.2:

“10.2.1      Covenants in respect of Baytex Hungary

So long as any Obligation is outstanding or either Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.10) a Majority of the Lenders otherwise consent in writing:

(a)	Single Purpose Entity

The Borrower shall not permit Baytex Hungary to carry on any business other than:  (i) the on-lending to Baytex U.S. of the proceeds of equity subscriptions made by the Borrower in the capital of Baytex Hungary; and (ii) the making of the Hungary Parent Loans.

(b)	Limitation on Debt

The Borrower shall not permit Baytex Hungary to incur any Debt other than (i) Debt owing to the Borrower or another Material Subsidiary which has previously granted Security to the Agent on behalf of the Lender and (ii) Debt not to exceed U.S.$100,000 (or the equivalent amount thereof in any other currency) in the aggregate at any time.

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(c)	No Subsidiaries

The Borrower shall not permit Baytex Hungary to, at any time, have any Subsidiaries.

(d)	No Security Interests

The Borrower shall not permit Baytex Hungary to create, issue, incur, assume or permit to exist any Security Interests on any of its property or assets.

(e)	No Property

The Borrower shall not permit Baytex Hungary to have interest in any property or assets other than:  (i) receivables owing from Baytex U.S., (ii) the Hungary Parent Loans and (iii) cash on hand; provided that, Baytex Hungary shall not have aggregate cash on hand in excess of U.S.$100,000 (or the equivalent amount thereof in any other currency) for more than 2 Banking Days.

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(f)	No Assignment of Receivables

The Borrower shall not permit Baytex Hungary to assign the receivables from Baytex U.S. referenced in Section 10.2.1(e) or the Hungary Parent Loans to any person other than the Agent.

(g)	To Remain a Wholly-Owned Subsidiary

Baytex Hungary shall, at all times, be a Wholly-Owned Subsidiary of the Borrower.

(h)	Constating Documents

On or before May 31, 2009, the Borrower shall cause Baytex Hungary to file an amendment or amendments to its constating, charter or other constitutional documents (collectively, the “Constating Documents”) so that such Constating Documents contain the restrictions set out in Sections 10.2.1(a) to 10.2.1(f), inclusive, hereof, such amendment or amendments to be in form and substance satisfactory to the Agent and Lenders’ Counsel, acting reasonably, and the Agent shall have received certified copies of such amended Constating Documents.  Additionally, after the amendment or amendments to the Constating Documents referenced in this subparagraph (h) have been effected, the Borrower shall not permit Baytex Hungary to further amend its Constating Documents and the Borrower shall not propose, pass, confirm or consent to any amendment or variation of the Constating Documents of Baytex Hungary.

(i)	Pledge of Baytex Hungary Shares

On or before May 31, 2009, (i) the Borrower shall execute and deliver to the Agent on behalf of the Lenders a share pledge agreement in respect of the equity interests the Borrower holds in Baytex Hungary, such agreement to be in form and substance satisfactory to the Agent and Lenders’ Counsel, acting reasonably, (ii) all registrations, filings and recordings necessary or desirable (as determined by Lenders’ Counsel, acting reasonably) in connection with such share pledge agreement shall have been made and completed, and (iii) the Agent and the Lenders shall have received legal opinions from counsel to the Borrower and Baytex Hungary respecting such share pledge agreement in form and substance as may be required by the Lenders in their sole discretion.

2.15.         Events of Default.  Section 12.1 of the Credit Agreement is hereby amended to add the following new subparagraph (b.1) immediately after the existing subparagraph (b) thereof:

“(b.1)	Certain Covenant Defaults: if the Borrower fails to observe or perform any covenant in Sections 10.2.1(a) to (i), inclusive;”.

2.16.         Definition of U.S. Base Rate.  The definition of “U.S. Base Rate” contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

““U.S. Base Rate” means, for any day, the greatest of:

(a)
the rate of interest per annum established from time to time by the Agent as the reference rate of interest for the determination of interest rates that the Agent will charge to customers of varying degrees of creditworthiness in Canada for United States Dollar demand loans in Canada;

(b)	the rate of interest per annum for such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, equal to the sum of the Federal

Funds Rate (expressed for such purpose as a yearly rate per annum in accordance with Section 5.4), plus 1.00% per annum; and

(c)	the Libor Rate for a period of 1 month on such day (or in respect of any day that is not a Banking Day, such Libor Rate in effect on the immediately preceding Banking Day) plus 1.00% per annum,

provided that if all such rates are equal or if such Federal Funds Rate and such Libor Rate are unavailable for any reason on the date of determination, then the “U.S. Base Rate” shall be the rate specified in (a) above.”.

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2.17.         Market Disruption Respecting Libor Loans.  The text of Section 13.1 of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

“In the event that at any time subsequent to the giving of a Drawdown Notice, Rollover Notice or Conversion Notice to the Agent by the Borrower with regard to any requested Libor Loan, but before 2:00 p.m. (Toronto time) on the third Banking Day prior to the date of the requested Drawdown, Rollover or Conversion, as the case may be, a Lender (acting reasonably) makes a determination, which shall be conclusive and binding upon the Borrower, that:

(a)
by reason of circumstances affecting the London interbank market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested Libor Loan during the ensuing Interest Period selected;

(b)
the making or continuing of the requested Libor Loan by such Lender has been made impracticable by the occurrence of an event which materially adversely affects the London interbank market generally; or

(c)	the Libor Rate shall no longer represent the effective cost to such Lender of United States Dollar deposits in such market for the relevant Interest Period,

then such Lender shall give notice thereof to the Agent and the Borrower as soon as possible after such determination, but in any event before the aforementioned time, (and the Agent shall, in turn, give notice thereof to the other Lenders) and the Borrower shall, within one Banking Day after receipt of such notice and in replacement of the Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, previously given by the Borrower, give the Agent a Drawdown Notice or a Conversion Notice, as the case may be, which specifies the Drawdown of any other Loan or the Conversion of the relevant Libor Loan on the last day of the applicable Interest Period into any other Loan which would not be affected by the notice from such Lender pursuant to this Section 13.1.  In the event the Borrower fails to give, if applicable, a valid replacement Conversion Notice with respect to the maturing Libor Loans which were the subject of a

Rollover Notice, such maturing Libor Loans shall be converted on the last day of the applicable Interest Period into U.S. Base Rate Loans as if a Conversion Notice had been given to the Agent by the Borrower pursuant to the provisions hereof.  In the event the Borrower fails to give, if applicable, a valid replacement Drawdown Notice with respect to a Drawdown originally requested by way of a Libor Loan, then the Borrower shall be deemed to have requested a Drawdown by way of a U.S. Base Rate Loan in the amount specified in the original Drawdown Notice and, on the originally requested Drawdown Date, the Lenders (subject to the other provisions hereof) shall make available the requested amount by way of a U.S. Base Rate Loan.”.

2.18.         Market Disruption Respecting Bankers’ Acceptances.  The text of Section 13.2 of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

“If:

(a)
the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for bankers’ acceptances accepted by the Lenders; or

(b)
the Agent is advised by a Lender by written notice (each, a “Lender BA Suspension Notice”) that such Lender has determined (in its sole discretion, acting in good faith) that the BA Discount Rate will not or does not accurately reflect the cost of funds of such Lender or the discount rate which would be applicable to a sale of Bankers’ Acceptances accepted by such Lender in the market;

then:

(c)
the right of the Borrower to request Bankers’ Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(d)
any outstanding Drawdown Notice requesting a Loan by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Drawdown Notice requesting a Loan by way of Canadian Prime Rate Loans in the amount specified in the original Drawdown Notice;

(e)
any outstanding Conversion Notice requesting a Conversion of a Loan by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Conversion Notice requesting a Conversion of such Loan into a Loan by way of Canadian Prime Rate Loans; and

(f)
any outstanding Rollover Notice requesting a Rollover of a Loan by way of Bankers’ Acceptances or BA Equivalent Advances, shall be deemed to be a Conversion Notice requesting a Conversion of such Loans into a Loan by way of Canadian Prime Rate Loans.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower’s right to request the Bankers’ Acceptances or BA Equivalent Advances and of any termination of any such suspension.  A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Banking Day and if not, then on the next following Banking Day, except in connection with an outstanding Drawdown Notice, Conversion Notice or Rollover Notice, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice if received by the Agent prior to 2:00 p.m. (Toronto time) two Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date (as applicable) applicable to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice, as applicable.”.

 3.    Funding of Loans to Reflect Revised Commitments.

3.1.           Funding of Outstanding Loans Under the Syndicated Facility.  In order to give effect to the foregoing, upon the satisfaction of the conditions precedent set forth below, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the foregoing increase in the Syndicated Facility and revised Syndicated Facility Commitments and to ensure that the aggregate Obligations owing to each Lender under the Syndicated Facility are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations under the Syndicated Facility after giving effect to such increase and revised Syndicated Facility Commitments.

3.2.           Outstanding Fronted LCs.  Without limiting the other provisions hereof or of the Credit Agreement, and for greater certainty, each of the Lenders hereby acknowledges and agrees that it shall indemnify the Fronting Lender for its Rateable Portion of any Fronted LCs outstanding on the date hereof based upon its new Syndicated Facility Commitments after giving effect to the provisions of this Agreement (to the extent the Borrower fails to reimburse or indemnify the Fronting Lender in accordance with the Credit Agreement).  Each of the Lenders shall be entitled to its Rateable Portion (based upon its new Syndicated Facility Commitments after giving effect to the provisions of this Agreement) of any fees previously paid or to be paid pursuant to Section 7.9(1) of the Credit Agreement in respect of such outstanding Fronted LCs for the period from and after the date hereof until the expiry date of such Fronted LCs and the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders to give effect to the foregoing.

4.     Fees Payable in Respect of Increase in Syndicated Facility Commitments and in Respect of Existing Commitments.

The Borrower hereby agrees to pay to the Agent, for each Lender which has increased their Syndicated Facility Commitment pursuant hereto, a fee in Canadian Dollars in an amount equal to 0.50% of the amount of the increase in the Syndicated Facility Commitment of each such Lender.  In addition, the Borrower hereby agrees to pay to the Agent, for each Lender, a fee in Canadian Dollars in an amount equal to 0.35% of the existing aggregate Commitments of each

 Lender (that is, the aggregate Commitments of the Lenders prior to the effectiveness of the amendments contained herein).  The Syndicated Facility Commitments purchased by (a) Canadian Imperial Bank of Commerce from Fortis Capital (Canada) Ltd. and (b) The Bank of Nova Scotia from Fortis Capital (Canada) Ltd., each pursuant to lender assignment agreements made as of even date herewith, shall, for the purpose of this Section 4, be deemed to be increases in the Syndicated Facility Commitments of Canadian Imperial Bank of Commerce and The Bank of Nova Scotia, respectively.

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5.     Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated and is validly subsisting under the laws of its jurisdiction of amalgamation and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which the Borrower or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof.

(e)	No Default

No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders’ Counsel.  Such representations and warranties shall survive until the Credit Agreement has been terminated.

6.     Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrower shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Section 4 hereof;

(b)
each Material Subsidiary (except Baytex Hungary and the Borrower) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule B;

(c)
Baytex Trust shall have executed and delivered to the Agent a confirmation respecting each of the Subordination Agreement (Baytex Trust), the Baytex Trust Guarantee and the Security it has previously executed and delivered to the Agent and the Lenders, such confirmation to be in form and substance satisfactory to the Agent and Lenders’ Counsel, acting reasonably;

(d)
Baytex Trust, Baytex Hungary and each other Material Subsidiary shall have delivered to the Agent, if applicable, a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation, certified copies of its constating documents, by-laws and other organizational documents (or, except in the case of Baytex Hungary, a certification there have been no changes thereto (i) in respect of the Borrower, the Trust, Baytex Marketing Ltd. and Baytex U.S., since November 29, 2007 and (ii) in respect of Baytex Oil & Gas Ltd. and Baytex Energy Partnership, since June 4, 2008) and the resolutions authorizing the Documents to which it is a party and the transactions thereunder and an officers’ certificate as to the incumbency of the officers thereof signing the Documents to which it is a party;

(e)
the Agent shall have received true, correct and complete copies of each of the existing Material Contracts and an Officer’s Certificate certifying the same (or certifying there have been no changes thereto since November 29, 2007) to the Agent and the Lenders;

(f)
the Borrower shall have delivered to the Agent an Officer’s Certificate certifying the tax structure and commercial transactions that the Borrower will be entering into with Baytex Hungary and which Baytex Hungary will be entering into with Baytex U.S., which certificate shall be in form and substance satisfactory to the Agent and Lenders’ Counsel (each acting reasonably);

(g)
the Agent and the Lenders shall have received legal opinions from counsel to the Borrower, Baytex Trust and each Material Subsidiary (other than Baytex U.S. and Baytex Hungary) respecting this Agreement, the other Documents to be entered into pursuant to this Agreement and the transactions contemplated hereby in form and substance as may be required by the Lenders in their sole discretion;

(h)
no material adverse change in the business, affairs, assets, properties, operations, or condition, financial or otherwise, of Baytex Trust and its Subsidiaries taken as a whole shall have occurred since December 31, 2008 and the Borrower shall have delivered to the Agent an Officer’s Certificate certifying the same;

(i)
the Borrower shall have delivered to the Agent an Officer’s Certificate detailing the legal structure and ownership of the Trust and its Subsidiaries as of the date hereof, which certificate shall be in form and substance satisfactory to the Agent and Lenders’ Counsel (each acting reasonably); and

(j)	Baytex Hungary shall have executed and delivered the acknowledgement and agreement which is annexed to this Agreement.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

7.     Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 6 hereof.

8.             Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9.     Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10.   Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.  Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY LTD.

By:	"Signed"
Derek Aylesworth
Chief Financial Officer

LENDERS:

THE TORONTO-DOMINION BANK

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

BNP PARIBAS (CANADA)

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

UNION BANK, CANADA BRANCH

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

NATIONAL BANK OF CANADA

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

ROYAL BANK OF CANADA

By:	"Signed"
Name:
Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

AGENT:

THE TORONTO-DOMINION BANK, in its capacity as Agent

By:	"Signed"
Name:
Title:

[*Notice to Reader:  the signature block for each of the Lenders and the Agent, containing their name and the names and titles of their authorized signatories, have been omitted]

Acknowledgement and Agreement

To:	The Toronto-Dominion Bank, as Agent Royal Trust Tower 77 King Street West, 18th Floor Toronto, ON M5K 1A2
And To:	The Lenders

For value received, BEL Likviditás Menedzxment Kft. hereby:

1.
acknowledges to the Agent that copies of the Credit Agreement (including a copy of the Schedules annexed thereto) and the second amending agreement to which this acknowledgement and agreement is annexed (the “Second Amending Agreement”) have been made available to it for review; and

2.
covenants and agrees with the Agent and the Lenders that it shall observe, perform and comply with any and all covenants of the Borrower contained in Section 10.2.1 of the Credit Agreement that the Borrower agrees that BEL Likviditás Menedzxment Kft. shall observe, perform and comply with or that the Borrower shall cause BEL Likviditás Menedzxment Kft. to observe, perform and comply with.

Capitalized terms used in this acknowledgement and agreement without express definition shall have the same meanings herein as are ascribed thereto in the amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 between the Baytex Energy Ltd., the Toronto-Dominion Bank and the other financial institutions party thereto as lenders and The Toronto-Dominion Bank, as agent of such lenders, as amended by the first amending agreement made as of June 4, 2008 and the Second Amending Agreement.

DATED as of May 7, 2009.

BEL LIKVIDITÁS MENEDZXMENT KFT.

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

SCHEDULE A

LENDERS AND COMMITMENTS

Commitments
Lender	Operating Facility Commitment	Syndicated Facility Commitment
The Toronto-Dominion Bank	Cdn.$25,000,000	Cdn.$62,000,000
BNP Paribas (Canada)	_____________	Cdn.$70,000,000
Union Bank, Canada Branch	_____________	Cdn.$70,000,000
National Bank of Canada	_____________	Cdn.$60,000,000
Royal Bank of Canada	_____________	Cdn.$60,000,000
The Bank of Nova Scotia	_____________	Cdn.$60,000,000
Société Générale (Canada Branch)	_____________	Cdn.$48,000,000
Canadian Imperial Bank of Commerce	_____________	Cdn.$60,000,000
Total	Cdn.$25,000,000	Cdn.$490,000,000
[*Notice to Reader:  the Operating and Syndicated Facility Commitment amounts of each Lender have been marked to be unreadable]

SCHEDULE B

FORM OF CONFIRMATION OF GUARANTEE AND SECURITY

CONFIRMATION OF GUARANTEE AND SECURITY

TO:                          The Lenders and Hedging Affiliates

AND TO:                The Toronto-Dominion Bank, as agent of the Lenders (the “Agent”)

WHEREAS Baytex Energy Ltd. (the “Borrower”) entered into an amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007 between the Borrower, the Lenders and the Agent (as amended and supplemented to date hereof, the “Credit Agreement”);

AND WHEREAS the undersigned guaranteed (a) all of the Obligations of the Borrower under, pursuant or relating to the Credit Agreement and the other Documents and (b) all of the Lender Financial Instrument Obligations (collectively, the “Guaranteed Obligations”), in each case, pursuant to the guarantee made as of • (the “Guarantee”) granted by the undersigned in favour of the Agent, the Lenders and the Hedging Affiliates;

AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Lenders and the Hedging Affiliates, a general security agreement, a demand debenture and a debenture pledge agreement each dated as of • (collectively, the “Security”);

AND WHEREAS, pursuant to a second amending agreement (the “Second Amending Agreement”) made as of even date herewith, the Borrower, the Lenders and the Agent have agreed to further amend and supplement the Credit Agreement;

AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the Second Amending Agreement;

AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders and the Hedging Affiliates that the Guarantee and Security continue to apply to the Guaranteed Obligations of the Borrower.

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders and the Hedging Affiliates to the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that each of the Guarantee and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the Second Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations of the Borrower, including, without limitation, the Guaranteed Obligations of the Borrower under, pursuant or relating to the Credit Agreement as amended by the Second Amending Agreement.  This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee or Security including, without limitation, Article 2 and Article 3 of the Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Second Amending Agreement, as the context requires.

DATED as of May 7, 2009.

[Insert applicable Material Subsidiary]

By:
Name:
Title:

By:
Name:
Title: